Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 3 to Registration Statement (Form S-4 and Form S-1 No. 333-224754) and related Prospectus of Stevens Holding Company, Inc. for the registration of 35,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated and combined financial statements and schedule of Fortive Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of Fortive Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 10, 2018